Exhibit (a)(1)(Q)

Dear NXP Employees:

Those of you who hold NXP shares in an E*TRADE account as a result of an exercised or vested employee equity grant or previous purchase under the employee share purchase plan have recently received a written or electronic communication (depending on your current account preferences) from E*TRADE informing you of the offer by Qualcomm River Holdings B.V. (“Qualcomm”), an indirect, wholly owned subsidiary of QUALCOMM Incorporated, to purchase all the outstanding common shares of NXP Semiconductors N.V. pursuant to a Purchase Agreement dated as of October 27, 2016 between Qualcomm River Holdings B.V. and NXP Semiconductors N.V. (the “Purchase Agreement”).

We have received a number of questions related to this communication and wish to provide you with additional clarity regarding this communication. You may also contact NXP.LTIP@nxp.com with additional questions.

What information was furnished by E*TRADE to shareholders of NXP who hold NXP shares in a Stock Plan account at E*TRADE?

Shareholders were furnished the following documents:

•	a document titled “Offer to Purchase”;

•	a document titled “Schedule 14D-9”; and

•	a cover letter from E*TRADE describing how to instruct E*TRADE as to the action you wish them to take regarding the offer.

The Offer to Purchase is a communication from Qualcomm to NXP shareholders describing the details of the offer. The Schedule 14D-9 is a communication from NXP notifying its shareholders that NXP’s board of directors unanimously recommends that NXP shareholders accept the offer and tender their NXP shares pursuant to the offer and provides a description of the board of directors’ reasons for authorizing the transactions contemplated by the Purchase Agreement, including the offer and other matters.

How do I tender NXP shares held in my E*TRADE Stock Plan account?

Since you hold your NXP shares in a Stock Plan account, the preferred way to instruct E*TRADE to tender your NXP shares is to contact the customer service department at E*TRADE at 1-800-387-2331 in the US or +1 678-624-6210 from outside the US. This will allow the E*TRADE customer service representative to confirm that you have no pending orders that will be unable to be fulfilled once you tender your NXP shares.

You may also respond to the offer electronically at www.reorgaction.com (using the control number provided in the communication from E*TRADE), and if you have any open orders, such as a standing limit order, to sell NXP shares that you now want allocated towards the tender offer, you will need to cancel your open orders before submitting your NXP shares for the tender as instructed on www.reorgaction.com.

Once you tender your NXP shares, these shares will not be available for sale unless you withdraw these shares from the offer. Any standing limit orders at E*TRADE covering NXP shares that you have tendered will not be executed once you tender your NXP shares.

What is the deadline to tender my NXP shares in my E*TRADE Stock Plan account?

The initial expiration of the offer is 5:00 pm New York City time on February 6, 2017. In order to properly fulfill your instructions, E*TRADE has requested that you reply by February 2, 2017. However, the offer is conditioned upon, among other things, the expiration of applicable waiting periods and the receipt of all required clearances or approvals under applicable regulatory or antitrust laws. Qualcomm has agreed to extend the offer on one or more occasions (in 10 or 20 business day increments) until all closing conditions have been fulfilled or until Qualcomm is no longer required to extend the offer under the terms of the Purchase Agreement. Our and Qualcomm’s October 27, 2016 joint press release announcing the execution of the Purchase Agreement states that the transaction is expected to close by the end of 2017.

If you tender your NXP shares, you will not receive payment for your NXP shares until after the offer and any extensions to the offer expire.

How will I know if the offer has been extended?

In the Offer to Purchase, Qualcomm states that it currently intends to announce any extensions by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the day the offer was otherwise scheduled to expire and making an appropriate filing with the U.S. Securities and Exchange Commission (“SEC”). You will not receive an additional notice from E*TRADE of the extension to the offer. Notice of the extension of the offer will also be posted on the Acquisition Hub on the NXP Intranet.

If I tender my NXP shares, what happens to those NXP shares in my E*TRADE account?

Once you tender your NXP shares, you will not be able to sell those tendered NXP shares unless you first withdraw your NXP shares from the offer. Any future orders with respect to tendered shares will not be able to be fulfilled. Employees who hold NXP shares in a Stock Plan account will no longer see tendered NXP shares in their online E*TRADE account. The tendered NXP shares will, however, appear in the monthly activity statement for this account. Employees who hold NXP shares in a Personal Brokerage Account (typically former Freescale employees who moved NXP shares issued in exchange for Freescale shares from MSSB to E*TRADE) will be able to see the tendered NXP shares.

You will not receive payment for tendered NXP shares until the expiration of the offer and all extensions of the offer. Qualcomm will not pay any interest on this payment regardless of when you tender your NXP shares and whether there is any extension of the offer.

How do I withdraw previously tendered NXP shares?

If you have already tendered NXP shares, you may withdraw those NXP shares from the offer by contacting E*TRADE customer service at 1-800-387-2331 in the US or +1 678-624-6210 from outside the US prior to the expiration of the offer (and any extensions). You should allow several business days for your previously tendered NXP shares to be withdrawn and deposited back into your E*TRADE account. Withdrawn NXP shares may be re-tendered prior to the expiration of the offer (and any extensions) by contacting E*TRADE customer service. Please note that in order to properly fulfill your tender instructions E*TRADE may require you to provide your instructions to them several days before the offer expiration date (or the expiration date of any extension to the offer).

Will I receive an additional offer notice for NXP shares that are delivered to my E*TRADE account as a result of option exercises, RSU vests or ESPP purchases between now and the closing of the offer?

No. E*TRADE will not provide an additional offer notification for additional NXP shares that are contributed to your account between now and the closing of the offer. You should contact E*TRADE customer service at 1-800-387-2331 in the US or +1 678-624-6210 from outside the US to provide instructions for those NXP shares if you have previously tendered NXP shares from your E*TRADE account. You may also contact NXP.LTIP@nxp.com to receive information on the offer period.

Do I need to tender unvested RSUs, PSUs or options?

No. Only NXP shares may be tendered. Of course, NXP shares that you own as a result of the vesting of RSUs, PSUs or the exercise of options prior to the expiration of the offer and any extensions of the offer may be tendered.

Do I need to tender vested but unexercised stock options or RSUs/PSUs that vest on a change of control (single trigger)?

No. After the expiration of the offer and any extensions of the offer, unexercised stock options that are vested or vest as a result of the change of control (single trigger vesting) will be canceled in exchange for an amount in cash (less withholding taxes and deductions, if applicable) equal to the excess of $110 over the per share exercise price of the stock option, multiplied by the number of NXP shares subject to the stock option award. Likewise, after the expiration of the offer and any extensions of the offer, any unvested RSUs or PSUs that vest solely as a result of a change of control (single trigger vesting) will be canceled in exchange for an amount in cash (less withholding taxes and deductions, if applicable) equal to $110 multiplied by the number of NXP shares subject to the RSU or PSU.

What if I do not tender my NXP shares before the expiration of the offer?

After the expiration of the offer (and any extensions of the offer), Qualcomm has agreed to provide a Subsequent Offering Period of at least 10 business days to acquire outstanding shares of NXP that were not tendered before the expiration of the offer (and all extensions of the offer). You should note that a Subsequent Offering Period is not an extension of the original offer. The Subsequent Offering Period will occur after Qualcomm has accepted and become obligated to pay for all NXP shares that were tendered before the expiration of the offer (and all extensions of the offer). No withdrawal rights will apply to any NXP shares tendered during the Subsequent Offering Period. Shareholders who tender their NXP shares in the Subsequent Offering Period may be paid later than shareholders who tender their NXP shares in the original offer.

If I decide not to tender, what will happen to my NXP shares?

As promptly as practicable following the closing of the Subsequent Offering Period, Qualcomm intends to utilize processes available under Dutch law to ensure that any NXP shareholders who did not tender their NXP shares are offered or receive the same consideration as those shareholders who tendered their NXP shares pursuant to the offer or during the Subsequent Offering Period. Under certain circumstances, the applicable withholding taxes, if any, imposed on NXP shareholders who do not tender their NXP shares pursuant to the offer or during the Subsequent Offering Period may be different from, and greater than, the taxes imposed on shareholders who tender their NXP shares in the offer or during the Subsequent Offering Period. In addition, shareholders who do not tender their NXP shares in the offer or during the Subsequent Offering Period may be paid later than shareholders who tender their NXP shares in the offer or during the Subsequent Offering Period. Please refer to the Offer to Purchase for more information.

What is the amount I will receive if I tender my NXP shares?

You will receive $110 per NXP share, less any applicable withholding taxes. You will not receive payment for tendered NXP shares until the expiration of the offer and all extensions of the offer. Qualcomm will not pay any interest on this payment regardless of when you tender your NXP shares and whether there is any extension of the offer.

If I tender my NXP shares, when do I receive the proceeds?

You will receive payment for tendered NXP shares upon the expiration of the offer including any and all extensions of the offer, and once all closing conditions have been met. Our and Qualcomm’s October 27, 2016 joint press release announcing the execution of the Purchase Agreement states that the transaction is expected to close by the end of 2017. Qualcomm will not pay any interest on this payment regardless of when you tender your NXP shares and whether there is any extension of the offer.

How will I receive the proceeds from the offer?

All proceeds from the offer will be deposited into your E*TRADE account. For US participants, once the proceeds are deposited, they can be (i) used for any retail activity, (ii) wired to your personal bank account or (iii) sent via check/ACH disbursement. For non-US participants, the proceeds can be wired to your personal bank account or you can choose to receive proceeds via check. Non-US participants will need to contact E*TRADE customer service (+1 678-624-6210 from outside the US) to initiate the disbursement process. Check disbursements are not available in all countries and is not the recommended method to receive proceeds, especially for non-US participants. Wire instructions can be added to your account profile at any time to expedite the disbursement. If a disbursement is requested in a foreign currency, exchange rate fees will apply.

What are the advantages and disadvantages of responding to the offer now?

Although NXP’s board of directors unanimously recommends that NXP shareholders accept the offer and tender their NXP shares pursuant to the offer, when, and if, you respond to the offer is your personal decision and one you should make after you have carefully reviewed all the offer materials, including the Offer to Purchase and NXP’s Schedule 14D-9 as well as any amendments to these documents that we or Qualcomm will file with the SEC from time to time. You can access all these documents at nxp.com/investor by clicking on “SEC Filings”.

A benefit of responding to the offer now is that once you make your election, you do not need to worry about whether the current offer period will be extended. E*TRADE will not provide an additional communication in the event of an extension of the offer. If you wish to tender your NXP shares after the initial expiration date, you will have to confirm whether an extension of the offer is still open. As long as the offer or any extensions to the offer have not expired, you can withdraw your NXP shares from the offer.

A disadvantage to responding to the offer now is that once you tender your NXP shares, you cannot sell these shares (unless you withdraw your NXP shares from the offer). Based on our and Qualcomm’s October 27, 2016 joint press release announcing the execution of the Purchase Agreement, the closing conditions are not expected to be met until later in 2017, and you will not receive the payment for your tendered NXP shares until the closing conditions are met and the offer and any extensions to the offer expire.